Mail Stop 3561

August 27, 2008

Mr. Alex Jen
Chief Executive Officer
355, Inc.
711 N. 1st Avenue
Arcadia, CA 91006

> **Re: 355, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **December 31, 2007**
> **Filed August 27, 2008**
> **File No. 000-50413**

Dear Mr. Jen:

We have completed our review of your amended Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Brian K. Bhandari
Branch Chief
Office of Beverages, Apparel and
Health Care Services